EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
SXC Health Solutions Corp.:
We consent to the incorporation by reference in the registration statements (Nos. 333-145450, 333-145449 and 333-136402) on Form S-8 of SXC Health Solutions Corp. (the “Company”) of our reports dated March 12, 2009, with respect to the consolidated balance sheet of the Company as of December 31, 2008, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appears in the December 31, 2008 annual report on Form 10-K of SXC Health Solutions Corp.
Our audit report on the consolidated financial statements refers to a change in date the Company uses to conduct their annual goodwill impairment test.
/s/ KPMG LLP
Chicago, Illinois
March 12, 2009